Exhibit 10.1

Applied Therapeutics Inc.
340 Madison Avenue, 19th Floor
New York, NY 10173
212.220.9319
www.appliedtherapeutics.com

Chids Mahadevan

Dear Mr. Mahadevan:

We are pleased to offer you full time employment with Applied Therapeutics Inc. (the “Company”) under the terms set forth in this offer letter (the “Offer Letter”), effective as of your start date with the Company. Your anticipated start date is December 2, 2019 or a date to be mutually agreed upon (such actual date of your commencement of employment shall be referred to herein as the “Start Date”).

1.	Position; Duties. You will serve as the Company’s Chief Accounting Officer (“CAO”). During the term of your employment with the Company, you will devote your best efforts and substantially all of your business time and attention to the business of the Company, except for approved vacation periods and reasonable periods of illness or other incapacities permitted by the Company’s general employment policies. You will report directly to the Company’s Chief Financial Officer (“CFO”) with a direct line of communication to the Company’s Chief Executive Officer (“CEO”). Your primary duties will be to direct accounting and financial operations, oversee regulatory reporting and compliance and contribute other customary support that a CAO provides, as determined by the CEO and CFO from time to time. By signing this Offer Letter, you confirm that you are under no contractual or other legal obligations that would prohibit you from performing your duties with the Company upon your Start Date.

2.	Base Salary. You will receive a starting base salary at a rate of $290,000 per year, less standard payroll deductions and tax withholdings, which will be paid on the Company’s ordinary payroll cycle. Your base salary will be reviewed annually.

3.	Annual Cash Bonuses. You will be eligible to receive an annual cash bonus of $101,500 in respect of the 2019 calendar year. For each calendar year during your employment with the Company, commencing with the 2020 calendar year, you will be eligible to receive an annual cash performance bonus with a target amount equal to 35% of your base salary as in effect at the beginning of the applicable calendar year. The annual cash bonus payments referenced in this paragraph will be paid to you no later than March 15 of the calendar year after the applicable bonus year, subject to your continued active employment with the Company through the date of payment. No partial or prorated annual bonus cash bonus payments will be provided.

4.	Stock Option Grants. Subject to approval by the Board of Directors of the Company (the “Board”) following the Start Date, which is not guaranteed, the Company will grant you a stock option (the “Option”) to purchase a number of shares of the Company’s common stock (“Shares”) with (i) an aggregate grant date fair market value equal to $450,000, as determined by the Board in its sole discretion, and (ii) a per share exercise price equal to the fair market value of a Share on the applicable grant date. The Option will be subject to all of the terms and conditions set forth in the Company’s 2019 Equity Incentive Plan (the “Plan”) and the applicable stock option agreement or grant notice covering the Option. The vesting terms of the Option will be determined by the Board in its sole discretion, although the Company typically provides for vesting of 25% of the Shares subject to the Option on the first anniversary of the grant date and the remaining 75% of the Shares subject to the Option in equal monthly instalments over the following three years, subject in each case to your continued active employment with the Company through the applicable vesting date. The complete terms and conditions of your Option will be as set forth in the Plan, and the stock option agreement or grant notice provided by the Company.

Subject to your continued employment with the Company, you will be eligible for additional equity grants in the future in the Board’s sole discretion.

5.	Employee Benefits. As a regular full-time employee of the Company, you will also be eligible to participate in the Company’s standard employee benefits offered to executive level employees, as in effect from time to time and subject to plan terms and generally applicable Company policies. Details about these benefit plans will be provided to you.

6.	Confidentiality Agreement; Company Policies. You will be required, as a condition of your serving as the Company’s CAO, to sign the Company’s standard Employee Confidential Information and Inventions, Non-Solicitation and Non-Competition Assignment Agreement (the “Confidentiality Agreement”), which contains restrictive covenants and prohibits unauthorized disclosure of the Company’s confidential information and trade secrets, among other obligations. In addition, you will be required to abide by the Company’s policies and procedures, as modified from time to time within the Company’s discretion.

7.	Relationship. Your arrangement with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause, upon 30 days prior written notice.

8.	Termination Without Cause following a Change in Control. If the Company terminates your employment without Cause (as defined below), other than as a result of your death or disability, within twelve (12) months following the effective date of a Change in Control of the Company (as defined in the Plan) (a “Qualifying Termination”), and provided such Qualifying Termination constitutes a Separation from Service (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then subject to Sections 9 (“Conditions to Receipt of Severance Benefits”) and 10 (“Return of Company Property”) below and your continued compliance with the terms of this Agreement (including without limitation the Confidentiality Agreement), the Company will provide you with the following severance benefits (the “Severance Benefits”):

(a) Cash Severance. The Company will pay you, as cash severance, three (3) months of your base salary in effect as of your Separation from Service date, less standard payroll deductions and tax withholdings (the “Severance”). The Severance will be paid in installments in the form of continuation of your base salary payments, paid on the Company’s ordinary payroll dates, commencing on the Company’s first regular payroll date that is more than sixty (60) days following your Separation from Service date, and shall be for any accrued base salary for the sixty (60)-day period plus the period from the sixtieth (60th) day until the regular payroll date, if applicable, and all salary continuation payments thereafter, if any, shall be made on the Company’s regular payroll dates.

(b) COBRA Severance. As an additional Severance Benefit, the Company will continue to pay the cost of your (and, if applicable, your covered dependents’) health care coverage in effect at the time of your Separation from Service for a maximum of three (3) months, either under the Company’s regular health plan (if permitted), or by paying your COBRA premiums (the “COBRA Severance”). The Company's obligation to pay the COBRA Severance on your behalf will cease if you obtain health care coverage from another source (e.g., a new employer or spouse’s benefit plan), unless otherwise prohibited by applicable law. You must notify the Company within two (2) weeks if you obtain coverage from a new source. This payment of COBRA Severance by the Company would not expand or extend the maximum period of COBRA coverage to which you would otherwise be entitled under applicable law. Notwithstanding the above, if the Company determines in its sole discretion that it cannot provide the foregoing COBRA Severance without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the date of your termination (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made on the last day of each month regardless of whether you elect COBRA continuation coverage and shall end on the earlier of (x) the date upon which you obtain other coverage or (y) the last day of the third (3rd) calendar month following your Separation from Service date.

9.	Conditions to Receipt of Severance Benefits. Prior to and as a condition to your receipt of the Severance Benefits described above, you shall execute and deliver to the Company an effective release of claims in favor of and in a form acceptable to the Company (the “Release”) within the timeframe set forth therein, but not later than forty-five (45) days following your Separation from Service date, and allow the Release to become effective according to its terms (by not invoking any legal right to revoke it) within any applicable time period set forth therein (such latest permitted effective date, the “Release Deadline”).

10.	Return of Company Property. Upon the termination of your employment for any reason, within five (5) days after your Separation from Service Date (or earlier if requested by the Company), you will return to the Company all Company documents (and all copies thereof) and other Company property within your possession, custody or control, including, but not limited to, Company files, notes, financial and operational information, customer lists and contact information, product and services information, research and development information, drawings, records, plans, forecasts, reports, payroll information, spreadsheets, studies, analyses, compilations of data, proposals, agreements, sales and marketing information, personnel information, specifications, code, software, databases, computer-recorded information, tangible property and equipment (including, but not limited to, computers, facsimile machines, mobile telephones, tablets, handheld devices, and servers), credit cards, entry cards, identification badges and keys, and any materials of any kind which contain or embody any proprietary or confidential information of the Company, and all reproductions thereof in whole or in part and in any medium. You further agree that you will make a diligent search to locate any such documents, property and information and return them to the Company within the timeframe provided above. In addition, if you have used any personally-owned computer, server, or e-mail system to receive, store, review, prepare or transmit any confidential or proprietary data, materials or information of the Company, then within five (5) days after your Separation from Service date you must provide the Company with a computer-useable copy of such information and permanently delete and expunge such confidential or proprietary information from those systems without retaining any reproductions (in whole or in part); and you agree to provide the Company access to your system, as requested, to verify that the necessary copying and deletion is done. If requested, you shall deliver to the Company a signed statement certifying compliance with this Section prior to the receipt of the Severance Benefits.

11.	Definition of Cause. For purposes of this Agreement, “Cause” for termination will mean your: (a) conviction (including a guilty plea or plea of nolo contendere) of any felony or any other crime involving fraud, dishonesty or moral turpitude; (b) your commission or attempted commission of or participation in a fraud or act of material dishonesty or misrepresentation against the Company; (c) material breach of your duties to the Company; (d) intentional damage to any property of the Company; (e) willful misconduct, or other willful violation of Company policy that causes material harm to the Company; (f) your material violation of any written and fully executed contract or agreement between you and the Company, including without limitation, material breach of your Confidentiality Agreement, or of any statutory duty you owe to the Company. No Cause shall exist unless the Company has provided you with written notice of termination describing the particular circumstances giving rise to Cause (which notice shall be delivered within thirty (30) days of the initial occurrence or discovery by the Company of the alleged Cause conduct), and has provided you the opportunity to cure, to the extent reasonably susceptible to cure, such circumstances within thirty (30) days after receiving such notice. If you so effect a cure, the notice of Cause shall be deemed rescinded and of no force or effect.

12.	Compliance with Section 409A. It is intended that the Severance Benefits set forth in this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Internal Revenue Code of 1986, as amended, (the “Code”) (Section 409A, together with any state law of similar effect, “Section 409A”) provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulations 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if the Company (or, if applicable, the successor entity thereto) determines that the Severance Benefits constitute “deferred compensation” under Section 409A and you are, on the date of your Separation from Service, a “specified employee” of the Company or any successor entity thereto, as such term is defined in Section 409A(a)(2)(B)(i) of the Code (a “Specified Employee”), then, solely to the extent necessary to avoid the incurrence of adverse personal tax consequences under Section 409A, the timing of the Severance Benefits shall be delayed until the earliest of: (i) the date that is six (6) months and one (1) day after your Separation from Service date, (ii) the date of your death, or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments or benefits deferred pursuant to this Section shall be paid in a lump sum or provided in full by the Company (or the successor entity thereto, as applicable), and any remaining payments due shall be paid as otherwise provided herein. No interest shall be due on any amounts so deferred. If the Severance Benefits are not covered by one or more exemptions from the application of Section 409A and the Release could become effective in the calendar year following the calendar year in which you have a Separation from Service, the Release will not be deemed effective any earlier than the Release Deadline. The Severance Benefits are intended to qualify for an exemption from application of Section 409A or comply with its requirements to the extent necessary to avoid adverse personal tax consequences under Section 409A, and any ambiguities herein shall be interpreted accordingly. Notwithstanding anything to the contrary herein, to the extent required to comply with Section 409A, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A. With respect to reimbursements or in-kind benefits provided to you hereunder (or otherwise) that are not exempt from Section 409A, the following rules shall apply: (i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during any one of your taxable years shall not affect the expenses eligible for reimbursement, or in-kind benefit to be provided in any other taxable year, (ii) in the case of any reimbursements of eligible expenses, reimbursement shall be made on or before the last day of your taxable year following the taxable year in which the expense was incurred, (iii) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit

13.	Withholding Taxes. All forms of compensation referred to in this Offer Letter are subject to applicable withholding and payroll taxes.
14.	Entire Agreement. This Offer Letter, together with your Confidentiality Agreement, forms the complete and exclusive statement of your employment with the Company, and supersedes and replaces any prior understandings or agreements, whether oral, written or implied, between you and the Company regarding the matters described in this Offer Letter.

15.	Governing Law. This Offer Letter shall be construed and enforced in accordance with the laws of the State of New York without regard to conflicts of law principles.

16.	Counterparts. This Offer Letter may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

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If you wish to accept this offer, please sign, date and return this Offer Letter to me.  As required, by law, your agreement with the Company is also contingent upon your providing legal proof of your identity and authorization to work in the United States as well as providing any necessary tax identification documentation the Company may request.  This offer, if not accepted, will expire at the close of business on Nov 19, 2019.

With the formalities covered, we are thrilled you are joining the team.

Very truly yours,

Applied Therapeutics Inc.

By:	/s/ Shoshana Shendelman
Name: Shoshana Shendelman, PhD
Title: Chief Executive Officer

ACCEPTED AND AGREED

By:	/s/ Chids Mahadevan
Name: Chids Mahadevan